

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2024

Payam Zamani
Chief Executive Officer
Inspirato Incorporated
1544 Wazee Street
Denver, CO 80202

      Re: Inspirato Incorporated
          Registration Statement on Form S-3
          Filed August 30, 2024
          File No. 333-281880

Dear Payam Zamani:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction

cc: John Elofson